Exhibit 99.3

CERTIFICATE OF AMENDMENT TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MONOPAR THERAPEUTICS INC.

Monopar Therapeutics Inc. (the “Corporation”), a corporation existing under and by virtue of General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.      The name of the Corporation is Monopar Therapeutics Inc.

2.      The Corporation’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on December 16, 2015.

3.      The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Second Amended and Restated Certificate of Incorporation as follows:

RESOLVED, that Article FOURTH of the Corporation’s Second Amended and Restated Certificate of Incorporation is amended to add a new Section 4 thereunder as follows:

Section 4: Reverse Stock Split. Effective as of 5:00 p.m. Eastern Time on August 12, 2024 (the “Effective Time”), each five (5) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive such additional fraction of a share of Common Stock as is necessary to increase the fractional shares to a full share. Each certificate or book-entry position that immediately prior to the Effective Time represented shares of Common Stock, shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book-entry position shall have been combined, subject to the treatment of fractional shares as described above.

4.      Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer, as of the 9th day of August, 2024.

MONOPAR THERAPEUTICS INC.
By:	/s/ Chandler D. Robinson
Name:	Chandler D. Robinson
Title:	Chief Executive Officer